COMMENTS RECEIVED ON OCTOBER 4, 2004

FROM CHRISTIAN SANDOE

FIDELITY DEVONSHIRE TRUST (File Nos. 002-24389 and 811-01352)

Fidelity Equity-Income Fund, Fidelity Real Estate Investment Portfolio, Fidelity Structured Large Cap Growth Fund, Fidelity Structured Large Cap Value Fund, Fidelity Structured Mid Cap Growth Fund,
Fidelity Structured Mid Cap Value Fund, Fidelity Utilities Fund, and Spartan Tax-Free Bond Fund

POST-EFFECTIVE AMENDMENT NO. 107

1. All funds except Spartan Tax-Free Bond Fund

"Schedule of Investments" (Form N-CSR Filings)

C: The Staff notes that, pursuant to Article 12-14 of Regulation S-X, the fund's investments in affiliates should be shown in a separate table from the fund's non-affiliated investments.

R: Each fund invests in Central Funds, including Fidelity Cash Central Fund and Fidelity Securities Lending Cash Central Fund. We agree that these investments meet the definition of affiliated investments under Regulation S-X because they are each managed by Fidelity Investments Money Management, Inc. (FIMM) on behalf of Fidelity Management & Research Company (FMR). We continue to believe the nature of the affiliation associated with investments in Fidelity money market funds should be distinguished in the financial statements from traditional affiliated investments which are measured by a fund's ownership of voting shares of the issuer. Footnote 4 to the financial statements identifies the funds' investment in the Central Funds as an investment in an affiliate. The Schedule of Investments identifies the value of the investment in each Central Fund as of the funds' fiscal year end and that it is an affiliated fund. We have requested that the Chief Accountant in the Division of Investment Management consider these points. The Chief Accountant has indicated that he has taken these points under consideration and will provide feedback directly to FMR. In the meantime, an internal initiative is underway to review the current presentation, pending further discussion with the Staff of any significant changes to this presentation and disclosure.

2. All funds except Spartan Tax-Free Bond Fund

"Statement of Assets and Liabilities" (Form N-CSR Filings)

C: The Staff believes that interest from investments in affiliates should be shown as a separate line item, pursuant to Article 6-04.2 of Regulation S-X.

R: As discussed in response #1 above, we continue to believe the affiliation of the Central Funds should be distinguished in the financial statements from traditional affiliated investments. Footnote 4 of the financial statements identifies the funds' investment in the Central Funds as an investment in an affiliate. The Schedule of Investments identifies the value of the investment in each Central Fund as of the funds' fiscal year end and that it is an affiliated fund. We believe this presentation of investments in affiliates meets the spirit of the requirements of Regulation S-X. However, as discussed in response #1, an internal initiative is underway to review the current presentation.

3. All funds except Spartan Tax-Free Bond Fund

"Statement of Operations" (Form N-CSR Filings)

C: The Staff believes that the amount of interest from investments in affiliates should be shown as a separate line item, pursuant to Article 6-07.1 of Regulation S-X.

R: As discussed in response #1 above, we continue to believe the nature of the affiliation associated with the investment in the Central Funds should be distinguished from that of traditional affiliated investments which are measured by the funds' ownership of voting shares of the issuer. Footnote 4 to the funds' financial statements includes the amount of income derived from the funds' investment in the Central Funds during the year. We believe this presentation of the income derived from investments in affiliated funds meets the spirit of the requirements under Regulation S-X. However, as discussed in response #1, an internal initiative is underway to review the current presentation.

4. Fidelity Equity-Income Fund

"Schedule of Investments" (Form N-CSR Filing)

C: The Staff believes that a warrant should not be included amongst the stocks. The Staff also believes that the strike price and conversion ratio should be included to describe the warrant.

R: Rule 12-12 allows for classification of investments in an appropriate manner according to type of business or type of instrument. Rule 12-12 also allows that an amount not exceeding five percent of the total value of investments can be listed in one amount as "Miscellaneous Securities", provided the securities are not restricted, have been held for not more than one year and have not been previously reported by name to the shareholders. The warrants held by the fund would meet all three of these requirements, and as such, would not need to be separately listed in the Schedule of Investments. Further, given the de minimis value of the warrant ($8,000 or less than 0.001% of net assets), we do not feel the additional information requested by the Staff would provide meaningful information to the reader of the report. To the extent investments in warrants become a more significant component of the portfolio, we would consider a separate classification within the schedule of investments.

5. All funds except Spartan Tax-Free Bond Fund

"Notes to Financial Statements" (Form N-CSR Filings)

C: The Staff believes that funds that engage in securities lending should identify securities out on loan via a footnote.

R: The funds have presented on the balance sheet the total value of securities on loan as of January 31, 2004, as well as the related value of collateral obligations as required by SFAS 140. We believe disclosure of the total value of securities on loan as of January 31, 2004 is adequate. Nevertheless, we have since modified our presentation to identify each security out on loan as of the report date with a footnote in the schedule of investments.

6. Fidelity Structured Large Cap Value Fund, Fidelity Structured Mid Cap Value Fund, Fidelity Structured Large Cap Growth Fund, and Fidelity Structured Mid Cap Growth Fund

"Notes to Financial Statements" (Form N-CSR Filing)

C: The Staff believes there should be one line item for expense reductions, but that the corresponding note should be split apart where expense reductions are attributable in part by the adviser (an affiliate) and in part by a third party.

R: Fidelity would like further clarification from the Staff on their comment. It is our understanding that both Regulation S-X and the AICPA Audit and Accounting Guide - Audits of Investment Companies call for a note to the financial statements to include separate presentation of the amount and description of any fee reduction or reimbursement representing expense limitations and offsets from third parties, disclosing the amounts from affiliated and unaffiliated persons. Fidelity has historically presented one line item on the Statement of Operations titled "Expense Reductions" with a corresponding footnote that clearly distinguishes the amount that is attributable to expenses reimbursed by the adviser from those expenses that are paid or off-set by non-affiliated third parties. We believe this presentation meets the requirements of both Regulation S-X and the AICPA Audit and Accounting Guide and provides all the elements requested in the Staff comment.

7. All funds

"Notes to Financial Statements" (Form N-CSR Filings)

C: The Staff believes that the note regarding expense reductions is too limited and should be expanded to reflect whether the expense reductions are voluntary or contractual, how long the expense reductions will last, and, if applicable, describe whether there can be expense recapture by the adviser.

R: Regulation S-X requires footnote disclosure of the amount and description of any fee reduction or reimbursement. Footnote 7 of the notes to the funds' financial statements describes the expense limitation rate in effect at the end of the period and the dollar amount of expenses reimbursed during the reporting period. Nevertheless, we will be modifying the disclosure as follows to clarify that the reimbursement arrangement is voluntary (underline added):

"FMR has voluntarily agreed to reimburse certain funds to the extent operating expenses exceeded certain levels of average net assets as noted in the table below. Some expenses, for example interest expense, are excluded from this reimbursement."

8. All funds

Tandy (Form N-CSR Filings)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.